SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

CHINA ENTERPRISES LIMITED
(Translation of Registrant's Name Into English)

8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

For immediate release

CHINA ENTERPRISES LIMITED

PRESS RELEASE

Hong Kong, April 19, 2002. China Enterprises Limited (NYSE Symbol: CSH) announces the completion of its investment in Ananda Wing On Travel (Holdings) Limited. Ananda is a Hong Kong based travel company, whose ordinary shares are listed on the Stock Exchange of Hong Kong Limited (HKSE stock code: 1189).

As the Company previously announced in its press release dated February 8, 2002, China Enterprises, through its wholly-owned subsidiary, Million Good Limited, agreed on February 1, 2002 to subscribe (the "Subscription") for 4,800,000,000 new ordinary shares of Ananda for an aggregate subscription price of HK$129,600,000. As part of the transaction, China Enterprises also agreed to purchase a two-year convertible note (the "Note") to be issued by Ananda in the principal amount of HK$120,000,000. The transaction closed on April 19, 2002 following approval by the shareholders of Ananda on April 10, 2002 and receipt of a waiver of the obligation to make a general offer to all of the shareholders of Ananda under The Hong Kong Code on Takeovers and Mergers.

Following completion of the transaction, Million Good Limited owns 4,800,000,000 ordinary shares of Ananda, representing approximately 34.6% of the outstanding share capital of Ananda. Further, a convertible note in the amount of HK$120,000,000 was issued to Million Good Limited as the nominee of China Enterprises.

Ananda is one of the major leading operators in the travel industry of Hong Kong and Southeast Asia. It mainly provides package tours, travel, transportation and other related services.

China Enterprises believes the investment in Ananda is a positive step in diversifying the company's business. China Enterprises expects the travel industry in the People's Republic of China to expand after the PRC's accession to the World Trade Organization.

For more details of the transaction, see the China Enterprises' press release date February 8, 2002.

For more information, please contact:

Hong Kong
China Enterprises Limited
Tel: (852) 2372 0130
Fax: (852) 2810 6982

New York
Citigate Dewe Rogerson Inc.

Tel: (212) 688 6840
Fax: (212) 838 3393

Except for statements of historical fact, this news release contains certain forward-looking statements about the Company within the meaning of the Private Securities Litigation Reform Act. Because such statements are subject to significant risks and uncertainties, including changes in economic and market conditions and successful implementation of growth plans, actual results may differ materially. There are other risks not listed here that may affect the future business and financial results of the Company, as well as the forward-looking statements contained herein. To learn more about such risks and uncertainties, you should consult the risks noted in the Company's recent SEC filings. All forward-looking statements contained in this press release speak only as of the date on which they were made. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CHINA ENTERPRISES LIMITED

By ______________________
Ho Kin Cheong, Kelvin
Secretary

Dated: April 22, 2002